UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-39546

Proterra Inc
(Exact name of registrant as specified in its charter)

504 Pennsylvania Avenue PO Box 2205 Greer, South Carolina 29652 (303) 689 8855
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders*

* As previously disclosed, on August 7, 2023, Proterra Inc (the “Company”) and its subsidiary Proterra Operating Company, Inc. (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Court”), thereby commencing Chapter 11 cases for the Debtors. As previously disclosed, on March 6, 2024, the Court entered its order confirming the Fifth Amended Joint Chapter 11 Plan of Reorganization for Proterra Inc and its Debtor Affiliate (the “Plan”). On March 13, 2024, the Plan became effective pursuant to its terms (the “Effective Date”). On the Effective Date, pursuant to the Plan, all outstanding shares of the Company’s Common Stock were cancelled and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, Proterra Inc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 13, 2024	Proterra Inc

	By:	/s/ Ewa Kosicz
		Name:	Ewa Kosicz
		Title:	President, Secretary and Treasurer